UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

UNICO AMERICAN CORPORATION
(Name of Issuer)

Common Stock, par value $0 per share
(Title of Class of Securities)

904607108
(CUSIP Number)

Sardar Biglari
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400

with copies to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904607108

1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 505,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 904607108

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 505,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 904607108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0 per share (the “Shares”), of Unico American Corporation. (the “Issuer”).  The address of the principal executive offices of the Issuer is 23251 Mulholland Drive, Woodland Hills, California 91364.

Item 2.	Identity and Background.

(a)           This statement is filed by Biglari Holdings Inc., an Indiana corporation (“BH”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Sardar Biglari is the Chairman and Chief Executive Officer of BH and has investment discretion over the securities owned by BH.  By virtue of this relationship, Sardar Biglari may be deemed to beneficially own the Shares owned directly by BH.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH.

(b)           The principal business address of each of BH and Sardar Biglari is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c)           The principal business of BH is a diversified holding company engaged in a number of diverse business activities.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sardar Biglari is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

CUSIP NO. 904607108

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 505,100 Shares owned directly by BH is approximately $5,988,227.  Such Shares were acquired with the working capital of BH (which may include margin loans made by brokerage firms in the ordinary course of business).

None of the persons listed on Schedule A annexed hereto currently beneficially own any Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to evaluate their investment in the Shares on a continuous basis.  The Reporting Persons have communicated with the Issuer’s management and Board of Directors concerning ways of maximizing shareholder value with respect to the Issuer.  The Reporting Persons anticipate engaging in discussions or other communications with the Issuer’s management and Board of Directors in the future regarding the foregoing and other matters.

Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, as well as the financial condition, results of operations and prospects of the Issuer. Depending upon the foregoing factors, the Reporting Persons may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a - e)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 5,329,597 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2012, as reported in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2012.

As of the close of business on November 13, 2012, BH owned directly 505,100 Shares, constituting approximately 9.5% of the Shares outstanding.  By virtue of the relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares owned by BH.

Neither Sardar Biglari nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

CUSIP NO. 904607108

Schedule B annexed hereto lists all transactions in securities of the Issuer by (i) the Reporting Persons and (ii) each of the executive officers and directors of BH during the past 60 days.  All of such transactions were effected in the open market, unless otherwise noted.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

By virtue of his relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by BH.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Person for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Person.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 13, 2012, BH and Sardar Biglari entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 13, 2012, by and between BH and Sardar Biglari.

CUSIP NO. 904607108

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 13, 2012
(Date)

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 904607108

Schedule A

Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Retired Prassel Distinguished Professor of Business at Trinity University	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Duane E. Geiger, Interim Chief Financial Officer and Vice President	Interim Chief Financial Officer and Vice President of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
William L. Johnson, Director	President and CEO of The Berean Group, LLC	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Bruce Lewis, Controller	Controller of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Dr. Ruth J. Person, Director	Chancellor and Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
James P. Mastrian, Director	Retired; Former COO of Rite Aid Corporation	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

CUSIP NO. 904607108

Schedule B

Transactions in the Securities of the Issuer during the past 60 days

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

BIGLARI HOLDINGS INC.
Common Stock	126,504	$10.1371	9/18/2012
Common Stock	3,000	$10.1917	9/19/2012
Common Stock	11,800	$10.8920	9/20/2012
Common Stock	3,881	$11.1360	9/27/2012
Common Stock	3,438	$11.7033	10/02/2012
Common Stock	4,456	$11.7959	10/04/2012
Common Stock	1,500	$11.8000	10/05/2012
Common Stock	83	$11.8000	10/09/2012
Common Stock	3,500	$11.7905	10/11/2012
Common Stock	1,100	$11.0000	10/11/2012
Common Stock	132	$11.1500	10/12/2012
Common Stock	253	$11.2500	10/15/2012
Common Stock	2,200	$11.2500	10/16/2012
Common Stock	14,061	$11.6293	10/17/2012
Common Stock	11,247	$11.8537	10/18/2012
Common Stock	22,310	$11.8492	10/22/2012
Common Stock	20,535	$11.8929	10/25/2012
Common Stock	10,000	$11.8490	10/26/2012
Common Stock	10,780	$11.9848	11/01/2012
Common Stock	19,220	$11.9995	11/02/2012
Common Stock	78,152	$12.4466	11/05/2012
Common Stock	20,485	$12.5000	11/06/2012
Common Stock	20,000	$12.5000	11/08/2012
Common Stock	13,228	$12.6051	11/09/2012
Common Stock	25,941	$12.9768	11/12/2012
Common Stock	77,294	$13.3714	11/13/2012